UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                                (Amendment No. 1)


                    Under the Securities Exchange Act of 1934



                          R.R. DONNELLEY & SONS COMPANY
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                                (Name of Issuer)


                     Common Stock, par value $1.25 per share
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                         (Title of Class of Securities)


                                    257867101
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                                 (CUSIP Number)

                                                 with a copy to:
Alexander J. Roepers                             Allen B. Levithan, Esq.
Atlantic Investment Management, Inc.             Lowenstein Sandler PC
666 Fifth Avenue                                 65 Livingston Avenue
New York, New York  10103                        Roseland, New Jersey  07068
(212) 484-5050                                   (973) 597-2500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 4, 2008
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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     CUSIP NO.    257867101
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1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                  Atlantic Investment Management, Inc.
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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)              (b)

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3)   SEC Use Only

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4)   Source of Funds (See Instructions):   AF, OO

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
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6)   Citizenship or Place of Organization:   Delaware

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     Number of                       7)  Sole Voting Power:          8,200,000*
                                     -------------------------------------------
     Shares Beneficially             8)  Shared Voting Power:                0
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     Owned by
     Each Reporting                  9)  Sole Dispositive Power:     8,200,000*
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     Person With:                   10)  Shared Dispositive Power:           0
                                     -------------------------------------------
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                    8,200,000*
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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                      Not Applicable
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13)  Percent of Class Represented by Amount in Row (11):      4.0%*
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14)  Type of Reporting Person (See Instructions):  IA

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* Includes: (i) 3,349,281 shares (1.6%) of the Issuer's Common Stock, par value $1.25 per share (the "Shares"), beneficially owned by AJR International Master Fund, Ltd., a British Virgin Islands company, (ii) 4,623,948 Shares (2.3%) beneficially owned by Cambrian Master Fund, Ltd., a British Virgin Islands company, and (iii) 226,771 Shares (0.1%) held in several Managed Accounts (the "Managed Accounts"). Atlantic Investment Management, Inc., serving as the investment advisor of the foregoing parties and the Managed Accounts, has sole voting and sole dispositive power over all Shares beneficially owned by such parties or held in the Managed Accounts. See Items 2 and 5 for additional details.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended and restated in its entirety as follows:

          (a) Based upon the information contained in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2008 filed with the Securities and Exchange Commission there were issued and outstanding 205,000,000 Shares as of October 31, 2008.

          (b) The Reporting Person does not directly own any Shares. The Reporting Person has entered into an investment advisory agreement with each of AJR, Cambrian Fund, and the Managed Accounts pursuant to which the Reporting Person has investment authority with respect to the securities held by such entities or in such accounts. Such power includes the power to dispose of and the power to vote the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of the Shares held by such entities and accounts. Accordingly, the Reporting Person is deemed the beneficial owner of 8,200,000 Shares, or 4.0% of the outstanding Shares.

          (c) The following table details the transactions by the Reporting Person, on behalf of AJR, Cambrian Fund, and the Managed Accounts, in Shares during the past sixty (60) days:


     DATE               TRANSACTION            NUMBER OF         SALE PRICE
                                                SHARES          PER SHARE ($)
  ----------          ----------------         ---------        -------------

   10/6/2008          Open Market Sale           175,000          20.0482
   10/8/2008          Open Market Sale            15,000          19.1000
  10/13/2008          Open Market Sale           300,000          17.5354
  10/16/2008          Open Market Sale           100,000          16.4068
  10/17/2008          Open Market Sale            28,300          16.6536
  10/22/2008          Open Market Sale            92,700          15.6858
  10/24/2008          Open Market Sale           246,760          15.0818
  10/29/2008          Open Market Sale           224,844          15.7657
  10/31/2008          Open Market Sale           125,000          16.7408
   11/3/2008          Open Market Sale            50,000          16.8341
   11/4/2008          Open Market Sale           224,408          16.9518
   11/7/2008          Open Market Sale           200,000          15.4507
  11/13/2008          Open Market Sale           200,000          12.8775
  11/14/2008          Open Market Sale           100,000          13.0726
  11/19/2008          Open Market Sale            15,496          12.1070
  11/25/2008          Open Market Sale           760,252          11.5084
  11/26/2008          Open Market Sale           700,000          12.1549
   12/4/2008          Open Market Sale           100,000          12.4466

          Except for the transactions listed above, neither the Reporting Person, any entity for which the Reporting Person serves as investment advisor, nor any person or entity controlled by the Reporting Person, nor Mr. Roepers (including Mr. Roepers' immediate family members) has traded Shares during the past sixty (60) days.

          (d) The Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the Shares as of November 7, 2008.



                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



                                          December 4, 2008


                                          ATLANTIC INVESTMENT MANAGEMENT, INC.


                                          By: /s/ Alexander J. Roepers
                                             -----------------------------------
                                              Alexander J. Roepers, President




      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).